Exhibit 99.1

Ambow Education Announces First Quarter 2016 Unaudited Financial Results

BEIJING, June 20, 2016 -- Ambow Education Holding Ltd. ("Ambow" or the "Company"), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for the three months ended March 31, 2016.

“We are pleased with our solid operating and financial results in the first quarter of 2016, as we continue to provide outstanding educational and career enhancement services in China,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Recently, we organized the Application-Oriented University Development and Presidents’ Forum, hosted by China’s Ministry of Education Science and Technology Development Center.  We are committed to supporting application-oriented education in China through our proprietary Application-Oriented Education System, and further developing our platform to help students develop successful careers in the workplace. Our goal is to enhance application-oriented education through joint programs with colleges and universities and connecting students and young professionals with leading enterprises.

“Our efforts were well-recognized by the industry as we received the '2016 China Excellent Brand Top 500' award at the Asian Brand Forum, and the 'Most Powerful Internet Innovative Talent Education Company' award at the 2015 Annual Economic Conference of China IT Industry hosted by China Center for Information Industry Development,” added Dr. Huang.

Kia Jing Tan, Chief Financial Officer, added, “In the first quarter, our gross margin increased to 36.9% compared with 26.4% in the first quarter of 2015, fueled mostly by increased operating efficiencies and stronger financial controls. We have ample capital resources and are well positioned to support Ambow’s growth objectives.”

 “We believe the establishment of our service center and the enhancement of our Enterprise Resource Planning system and operational procedures will provide significant leverage by maximizing internal resources and lowering costs. As we further consolidate resources through a cloud-based service platform and talent management processes, we look to enhance our Customer Relationship Management system and upgrade our learning engine. The cloud-based service will be the core IT infrastructure for our unique Ambow platform,” concluded Chiao-Ling Hsu, Chief Operating Officer.

Year-to-Date Financial Information For The Three Months Ended March 31, 2016

•	Net revenues in the first quarter of 2016 were RMB68.3 million, remained constant compared to the first quarter of 2015. Gross profit in the first quarter of 2016 was RMB25.2 million, an increase of 34.0% compared with RMB18.8 million in the same period of 2015. Gross profit margin in the first quarter of 2016 was 36.9%, compared with 26.4% in the same period of 2015. The increase was primarily the result of the suspension of unprofitable businesses and a successful business restructuring, as well as an improved operating efficiency.
•	Operating expenses for the first quarter of 2016 were RMB44.0 million, a decrease of 40.6% compared with RMB74.1 million in the same period of 2015. The decrease was mainly due to decreased one-time expenses and headcount reduction, as well as effective cost control.
•	Net loss attributable to the Company was RMB19.1 million in the first quarter of 2016, or RMB0.5 per basic and diluted share, compared with a net loss of RMB117.6 million, or RMB3.59 per basic and diluted share, in the same period of 2015. Net loss in the first quarter of 2015 included a one-time interest expense of convertible loan discount amortization amount of RMB56.6 million.
•	As of March 31, 2016, the Company continued to maintain strong capital resources with a total of RMB494.7 million, including cash and cash equivalents of RMB155.4 million, short-term investments of RMB336.1 million, and restricted cash and term deposits of RMB3.2 million.

Recent Developments

•	In the month of June 2016, the Company entered into the initial implementation phase of its enhanced Enterprise Resource Planning system, covering the majority of operations in the tutoring, school partnership business, Genesis as well as group headquarter functions.
•	The Company has established a succession management system, using a talent management pool that provides continuous training to individual business units’ management teams while simultaneously strengthening the company culture.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.4480 as of March 31, 2016.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year 2016 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6535-0147

Email: ambow@tpg-ir.com

- Tables to Follow -

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2016		2015
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	24,099	155,388	246,303
Restricted cash	318	2,050	2,050
Term deposits	178	1,150	1,150
Short term investments, available for sale	24,867	160,343	103,602
Short term investments, held to maturity	27,266	175,810	151,790
Accounts receivable, net	1,883	12,144	11,278
Amounts due from related parties	286	1,845	1,847
Prepaid and other current assets	24,274	156,520	156,104
Consideration receivable	1,318	8,500	8,500
Total current assets	104,489	673,750	682,624
Non-current assets:
Property and equipment, net	14,138	91,160	94,982
Land use rights, net	299	1,926	1,937
Intangible assets, net	15,741	101,495	103,394
Goodwill	13,316	85,863	85,988
Deferred tax assets, net	5,387	34,738	33,903
Other non-current assets, net	783	5,048	5,097

Total non-current assets	49,664	320,230	325,301

Total assets	154,153	993,980	1,007,925

LIABILITIES
Current liabilities:
Short-term borrowings *	357	2,300	2,300
Deferred revenue *	18,797	121,201	115,886
Accounts payable *	4,089	26,365	28,391
Accrued and other liabilities *	56,727	365,773	367,357
Income taxes payable *	49,409	318,592	317,785
Amounts due to related parties *	1,188	7,662	7,662
Total current liabilities	130,567	841,893	839,381
Non-current liabilities:
Deferred tax liabilities *	3,912	25,226	25,721

Total liabilities	134,479	867,119	865,102

EQUITY
Preferred shares
(US$ 0.003par value;1,666,667 shares authorized, nil issued and outstanding as of March 31, 2016 and December 31, 2015)	-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,328,187 and 38,265,177 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively)	111	718	717
Additional paid-in capital	534,635	3,447,329	3,445,408
Statutory reserve	12,563	81,005	81,005
Accumulated deficit	(528,459)	(3,407,506)	(3,388,447)
Accumulated other comprehensive income	872	5,625	5,113
Total Ambow Education Holding Ltd.’s equity	19,722	127,171	143,796
Non-controlling interests	(48)	(310)	(973)
Total equity	19,674	126,861	142,823
Total liabilities and equity	154,153	993,980	1,007,925

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2016	2016	2015
	US$	RMB	RMB

NET REVENUES
Educational program and services	10,598	68,335	71,111

COST OF REVENUES
Educational program and services	(6,691)	(43,146)	(52,346)

GROSS PROFIT	3,907	25,189	18,765
Operating expenses:
Selling and marketing	(1,651)	(10,644)	(13,952)
General and administrative	(4,879)	(31,459)	(58,905)
Research and development	(294)	(1,895)	(1,218)
Total operating expenses	(6,824)	(43,998)	(74,075)

OPERATING LOSS	(2,917)	(18,809)	(55,310)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	427	2,754	(57,837)
Foreign exchange gain (loss), net	10	64	(789)
Other loss, net	(465)	(2,999)	(421)
Gain on sale of investment available for sale	17	112	-
Total other expenses	(11)	(69)	(59,047)
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(2,928)	(18,878)	(114,357)
Income tax benefit	13	81	274

LOSS FROM CONTINUING OPERATIONS	(2,915)	(18,797)	(114,083)
Loss from discontinued operations, net of income tax	-	-	(3,351)

NET LOSS	(2,915)	(18,797)	(117,434)
Less: Net income attributable to non-controlling interest from continuing operations	41	262	163
Less: Net income attributable to non-controlling interests on sale of discontinued operations	-	-	11

NET LOSS ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(2,956)	(19,059)	(117,608)

Net loss from continuing operations per share- basic and diluted	(0.08)	(0.50)	(3.49)

Net loss from discontinued operations per share- basic and diluted	-	-	(0.10)

Total loss per share- basic and diluted	(0.08)	(0.50)	(3.59)

Weighted average shares used in calculating basic and diluted net loss per share	38,289,046	38,289,046	32,710,037